

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

September 25, 2009

Mr. G. George Lu
Chairman and Chief Executive Officer
2020 ChinaCap Acquirco, Inc.
221 Boston Post Road East
Suite 410
Marlborough, MA 01752

> **RE:** **2020 ChinaCap Acquirco, Inc.**
> **Amendment to Registration Statement on Form S-4**
> **File No. 333-159252**
> **Filed September 16, 2009**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, filed September 16, 2009

General

1. We note your disclosure on page 185 indicating your directors following the transaction. Please revise to include consents for each person named to be a director. See rule 438 of Regulation C.

Summary, page 1

2.   We note your response to prior comment one from our letter dated September 11, 2009. We continue to note numerous references to the "New Windrace Investors" throughout the document and accordingly, reissue our comment. Please revise the disclosure throughout your document to use the actual names of the investors and otherwise revise any disclosures that were conditional upon this investment to reflect the transaction as it now stands.

3.   We note your response to prior comment three. Please revise your page 3 discussion to disclose that Dr. Yu is a managing partner at New Horizon Capital.

The Board Meeting, page 71

4.   Please revise to clarify the meaning of your statement that your "management team employed this methodology as it was of the view that it was standard industry practice to include the equity value of public shareholders as well as management and insiders in determining the enterprise value of companies within the sector in which Windrace operates, due to the fact that the cash raised from public shareholders subscribing for a company's shares is regarded as material in determining the company's value."

5.   Please clarify what you mean by "standalone" and "pro forma equity" valuations as used throughout this section. Revise to explain how you calculated them and how they are relevant to your opinion.

6.   Please revise to explain that, under the methodology being used here, the "pro forma" value increases based on the number of shares being issued in the transaction even if the number of shares is unrelated to the underlying enterprise values. See prior comment nine.

Beneficial Ownership of Securities, page 193

7.   Please revise to disclose the control person(s) for Arrowgrass Capital Partners (US) LP and indicate any relationships between you, your officers and directors, their affiliates, and Arrowgrass. Also, in an appropriate section, revise to discuss any role the foregoing parties played in soliciting these purchases or any contacts they may have had with Arrowgrass. Finally, address whether Arrowgrass is part of any group within the meaning of the federal securities laws. In this regard we note that Arrowgrass shares an office suite with the company based on the address listed, please advise.

8.   We note your response to our prior comment 18. Please revise your tabular presentation to present Wisetech's and Windtech's holdings collectively as a group.

Signatures

9.   Please revise to have Exceed Company Ltd. and its officers and directors sign your document.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

                                                            Sincerely,

                                                            John Reynolds
                                                            Assistant Director

     cc.   Michel Feldman, Esq.
             (312) 460-7613